EXHIBIT 99.1

Osisko Gold Reports Second Quarter 2026 Results

(All dollar amounts are expressed in Canadian dollars, unless stated otherwise)

HIGHLIGHTS

Q2 2026 (at June 30, 2026)
  Financial: ~$837.3 million in cash and cash equivalents; sold 5,547 ounces of gold from small-scale mining activities at the Tintic Project
  Financing: Completed convertible senior notes offering for US$300.0 million in gross proceeds
  Cariboo Gold Project: Continued pre-construction activities including at the Mine Site Complex, excavation of the Valley Portal, and underground development; completed approx. 13,684 metres of infill drilling in connection with the Appian project financing requirements; released results from an additional 2,995 m of infill and near mine exploration drilling; 13 drill rigs operating across various surface and underground infill and exploration programs at site
  Corporate: Approved incentive awards; appointed Sarah MacDonald as VP, Construction Contracting and Commercial and Greg Perrins as VP, Sustainable Development; announced AGM results and nominated Keith McKay to the Board
Subsequent to Q2 2026
  Corporate: Completed name change to Osisko Gold Group Inc.
  Cariboo Gold Project: Released new drill results from an ongoing surface deeps and infill exploration program; entered Support and Benefits Agreement with the District of Wells; released final results and preliminary internal reconciliation analysis of its completed infill program in the Lowhee Zone; announced first set of new drilling from fourteen holes at the Proserpine greenfield target

TORONTO, Aug. 13, 2026 (GLOBE NEWSWIRE) -- Osisko Gold Group Inc. (NYSE: OGG, TSXV: OGG) ("Osisko Gold" or the "Company") reports its financial and operating results for the three months ended June 30, 2026 ("Q2 2026").

Q2 2026 HIGHLIGHTS

Operating, Financial and Corporate Updates:

  As of June 30, 2026, the Company had approximately $837.3 million in cash and cash equivalents. Approximately $161.4 million (US$113.6 million), inclusive of accrued interest, is outstanding under the initial draw of the US$450 million senior secured project loan credit facility (the "2025 Financing Facility") with funds advised by Appian Capital Advisory Limited ("Appian") and $414.3 million (US$300.0 million) was outstanding under the convertible senior notes for the development and construction of the Cariboo Gold Project.
  The Company generated $32.7 million in revenues ($6.9 million in Q2 2025) and $12.0 million in cost of sales ($4.1 million in Q2 2025) from the sale of 5,547 gold ounces from small-scale activities including heap leaching of certain tailings and stockpile material and direct shipping of mineralized material at the Tintic Project, generating an operating income of $8.1 million ($16.3 million loss in Q2 2025).
  On April 1, 2026, the Company granted an aggregate of (i) 1,104,400 stock options of the Company (the "Options"), and (ii) 1,426,600 restricted share units of the Company ("RSUs") to certain senior officers and non-executive employees (collectively, the "Incentive Awards"), pursuant to the Company's omnibus equity incentive plan.
  On May 4, 2026, the Company appointed Ms. Sarah MacDonald as Vice President, Construction Contracting and Commercial, and on May 19, 2026, the Company appointed Mr. Greg Perrins as Vice President, Sustainable Development.
  On May 26, 2026 and May 28, 2026, the Company closed its previously announced offering of US$225.0 million aggregate principal amount of 4.125% convertible senior notes due 2031 and an additional US$75.0 million aggregate principal amount of 4.125% convertible senior notes due 2031, respectively (collectively, the "Convertible Offering"). The Company announced the Convertible Offering on May 20, 2026, and its pricing on May 21, 2026 (refer to Convertible Senior Notes Offering in the MD&A for more detail).
  On May 28, 2026, the Company announced its intention to satisfy the fourth of five deferred payments to certain sellers of the Tintic Project in Common Shares of the Company. This payment was completed through the issuance of 871,683 Common Shares on June 10, 2026.
  On June 2, 2026, the Company announced that Mr. Duncan Middlemiss would not stand for re-election at its annual and special meeting of shareholders held on June 23, 2026 (the "2026 AGM") and nominated Keith McKay, alongside other incumbent directors, for election to the Board of Directors at the 2026 AGM. The Company also announced its proposed name change to "Osisko Gold Group Inc.", which was subsequently approved by shareholders at the 2026 AGM.
  On June 9, 2026, the Company announced the completion of its planned 13,000-meter underground infill drilling program at the Cariboo Gold Project, totaling 13,684 m across 142 drillholes completed on 10-meter spacing in the Lowhee Zone. The Company also reported results from an additional 2,995 meters of infill and near-mine exploration drilling in the Lowhee Zone.
  On June 24, 2026, the Company announced the results of the 2026 AGM, where all director nominees were elected, PricewaterhouseCoopers LLP was re-appointed as auditor, and shareholders approved both the change of the Company's registered office from Québec to Ontario and the Company’s name change to "Osisko Gold Group Inc.". The Company also granted 247,129 deferred share units to its independent directors as part of its annual Board of Directors compensation review.

Cariboo Gold Project – British Columbia, Canada (100%-owned)

Pre-Construction Activities

The Company continues to advance pre-construction activities, including certain surface infrastructure and underground development.

  Water treatment plant: Upgrades to the Bonanza Ledge water treatment plant are complete. Final commissioning continues, with full operation expected in Q3 2026.
  Underground development: Approximately 2.7 km of underground development has been completed to date. Underground development continues from the existing Cow Portal into the Lowhee Zone and along the main access ramp into the Cow Mountain Zone. Development reached the first access point into the Cow Mountain Zone where a dedicated drill gallery is being advanced to enable infill drilling to support resource conversion, which is expected to commence in Q3 2026 (see Figure 1). Development rates continue to improve as headings advance beyond the Lowhee fault into more favourable ground conditions. Progress through the Lowhee fault zone was below target due to enhanced ground support requirements. At the mine site complex, earthworks have commenced on the second underground access at the Valley Portal. Once established, the Valley Portal will provide a second development front and support critical path primary development access to the Valley and Shaft Zones, which host the majority of the Cariboo Gold deposit's mineral reserves and mineral resources.
  Surface infrastructure: Construction of the waste rock storage facility, the sediment control pond, and other critical infrastructure is progressing. Early works at the mine site complex, which will host the primary processing facility, commenced in Q2 2026 and include tree clearing and geotechnical drilling. Once excavation of the Valley Portal is sufficiently advanced, earthworks and foundation construction for the main water treatment plant are expected to commence in Q3 2026. Installation of the Willow River Bridge, which will provide the Project's primary access once completed, is also expected to begin in Q3 2026.
  Camp upgrade: The site camp upgrade and expansion to 358 rooms is complete and, together with other Company-controlled accommodations, is expected to provide sufficient capacity aligned with peak construction and exploration manpower requirements.
  Project Readiness: Detailed engineering and procurement activities continue across key work streams supporting project readiness. Key areas of focus include process plant design work, site infrastructure and layout optimization, procurement of certain long-lead and major equipment packages, vendor engagement and technical bid evaluations, among others. In parallel, third-party reviews of key engineering, execution and cost inputs are also underway to further de-risk the Project and support a disciplined approach to construction readiness planning.

FIGURE 1: Cariboo Gold Project underground development; completed (gray) and planned (blue).

N
W
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S
C1300 MA
COW INFILL DRILLING GALLERY
LOWHEE
FAULT

N
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VALLEY
ZONE
COW
ZONE
VALLEY
PORTAL
VALLEY
VENT
PORTAL
COW
PORTAL
C1300 MAIN RAMP
LOWHEE MAIN RAMP
COW INFILL DRILLING GALLERY
LOWHEE
FAULT
COW
ZONE
LOWHEE
ZONE
LEGEND
COMPLETED
DEVELOPMENT
FUTURE
DEVELOPMENT
VEINS

Infill Drilling Program

An infill drill program was completed as part of the Appian project financing obligations totaling approximately 13,684 metres. An additional 2,995 m of infill and near mine exploration drilling was released as part of ongoing Lowhee Zone underground drilling.

  The Company completed a preliminary internal reconciliation analysis of two localized areas (Zones 1 and 2), comprising an aggregate total of 17,072 metres of infill drilling in 185 diamond drill holes, which illustrated deposit variability broadly consistent with expectations.
  Relative to the existing short-term resource model, Zone 1 indicated approximately 30% more tonnes and 6% more gold ounces, at approximately 18% lower gold grade, while Zone 2 indicated approximately 8% fewer tonnes and 8% more gold ounces, at approximately 16% higher gold grade.1 (pg. 10)

Exploration and Conversion Drilling Programs

A multi-faceted exploration drilling campaign across the Cariboo Gold Project and regional targets is underway. The current and planned infill drilling has the objective of (a) supporting greater definition of the existing measured and indicated mineral resources and (b) upgrading inferred mineral resources to higher confidence categories and, where appropriate, potentially converting such resources into mineral reserves after considering applicable modifying factors. Up to 20 drill rigs are expected to be active at times throughout 2026 and beyond, as the various programs overlap and advance, representing up to approximately 160,000 metres of planned drilling across all targets. Thirteen drill rigs are currently operating across all programs, including three drills active underground.

  A total of ten drill rigs are currently operating on four surface exploration programs, including three surface drill rigs targeting potential mineralization within and below the current extent of the Cariboo Gold deposit to depths of up to 1,000 metres. To date, approximately 19,215 metres of drilling have been completed, with assay results for 8,971 metres released. Assay results for the remaining drill holes are pending. Underground development of a dedicated drill gallery is progressing in the Cow Zone and is anticipated to support commencement of drilling from the first drill bay in Q3 2026.
  A second surface exploration program on the adjacent Proserpine regional greenfield exploration target was ramped up to five drill rigs, with approximately 6,463 metres completed and released, when drilling was paused for caribou calving season. Drilling has recommenced in Q3 2026 with three drill rigs.
  A third surface exploration program on the Yanks Peak target, which is helicopter supported, has also started with two drills in August 2026. The fourth surface exploration program started in Q3 2026 with two drills at the QR Mine.

FIGURE 2: Mine Site Complex processing facility site preparation works.

FIGURE 3: Ongoing Valley portal excavation with bedrock exposed at the Mine Site Complex.

FIGURE 4: Waste rock storage facility and sediment control pond.

FIGURE 5: Site camp upgrade and expansion to 358 rooms.

Tintic Project – Utah, U.S.A. (100%-owned)

  Small-Scale Processing and Test Mining Activities: In the second quarter, the Company continued small-scale heap leaching and direct shipping of mineralized material which generated sales of 5,547 ounces of gold including direct shipping of 4,879 tonnes at an average grade of 38.71 grams per tonne of gold with an average payability factor of 89.5%. An additional 2,954 tonnes of higher-grade mineralized material was stockpiled for direct shipping as of the end of Q2 2026 and was subsequently shipped for processing in July 2026. Test mining is anticipated to continue in Q3 and Q4 2026, and into 2027.
  While management continues to evaluate options for the next steps at the Tintic Project, it is expected that limited activities beyond care and maintenance may occur on the Tintic Project from time to time, including any additional direct shipping of mineralized material from the Trixie test mine.

2026 OBJECTIVES

Activity	Expected Timing of Completion(1)	Anticipated 2026 Cost(2)
Cariboo Gold Project
Underground Development	Q4 2026	$19.7 million
Regional surface exploration drilling	Q4 2026	$17.5 million
Mine design, processing, water management, infrastructure and other	Q4 2026	$11.4 million
Underground Infill Drilling for Resource conversion to improve confidence	Q4 2026	$4.9 million
Surface (Directional) Infill Drilling for Resource conversion to improve confidence	Q4 2026	$4.1 million
Surface (Directional) Drilling to expand Mineral Resource Estimate at depth (up to 300 metres below current Mineral Resource Estimate)	Q4 2026	$1.8 million
Surface Drilling to expand geology and mineralization at depth (+700 metres below surface)	Q4 2026	$4.2 million

Note:

  For the portion of activities to be incurred in 2026.
  The expenditures disclosed in this table include amounts approved by the Board of Directors as at June 30, 2026, net of amounts already incurred during the six months ended June 30, 2026. Additional expenditures will be required to complete certain of the objectives and are subject to approval by the Board of Directors.

SUBSEQUENT TO Q2 2026

  On July 8, 2026, the Company announced new drill results from eleven (11) surface diamond drill holes totaling 8,971 metres completed between December 2025 and April 2026 as part of an ongoing Cariboo Gold Deeps and near mine gap infill exploration program at the Cariboo Gold Project. Approximately 65% of drilling transected areas outside the current footprint of the Cariboo Gold deposit, and results confirmed the presence of high-grade mineralization to a maximum vertical depth below surface of 718 metres in IM-26-001.
  On July 14, 2026, the Company changed its name from "Osisko Development Corp." to "Osisko Gold Group Inc." and changed the province of its registered office from Québec to Ontario. In connection with the name change, the Common Shares traded under its new trading symbol, "OGG", at the start of trading on July 20, 2026 on each of the TSXV and the NYSE. In addition, the trading symbols for the Company's common share purchase warrants also changed effective at market open on July 20, 2026: (i) warrants trading under "ODVWZ" on the Nasdaq Stock Market ("Nasdaq") and "ODV.WT.U" on the TSXV changed to "OGGWZ" and "OGG.WT.U", respectively; and (ii) warrants trading on the TSXV under "ODV.WT.A" and "ODV.WT.V" changed to "OGG.WT.A", and "OGG.WT.V", respectively.
  On July 22, 2026, the Company announced that, through its wholly owned subsidiary, Barkerville, it entered into a Support and Benefits Agreement (the "Support Agreement") with the District of Wells, British Columbia (the "District"), effective July 21, 2026, to support social and economic initiatives within the District in respect of the Cariboo Gold Project. Over its three-year term, the Support Agreement contemplates voluntary financial contributions by the Company of up to $3.0 million in aggregate, subject to the Company's sole discretion and continued participation under the Support Agreement.
  On July 23, 2026, the Company announced final results and preliminary internal reconciliation analysis of its previously completed infill drilling program in the Lowhee Zone of the Cariboo Gold Project. The preliminary internal reconciliation analysis of two localized areas, comprising an aggregate total of 17,072 metres of infill drilling in 185 diamond drill holes, illustrated deposit variability consistent with expectations, and is subject to ongoing evaluation and modelling.
  On August 5, 2026, the Company announced the first set of new drilling results from fourteen (14) surface diamond drill holes totaling 6,463 metres completed between February and May 2026 as part of an ongoing exploration program on the Proserpine regional greenfield target, located within the broader Cariboo Gold Project property boundary. Results to date confirm the presence of an emerging gold mineralized system comprising high-grade structures and broader zones of lower-grade mineralization that may indicate potential for bulk mining methods.

Consolidated Financial Statements

The Company's unaudited condensed interim consolidated financial statements (the "Financial Statements") and related management's discussion and analysis ("MD&A") for the three months ended June 30, 2026 have been filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These filings are available on the Company's website at www.osiskogold.ca, on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Gold's issuer profile.

Qualified Persons

The scientific and technical information contained in this news release has been reviewed, verified and approved by Scott Smith, P. Geo., Vice President, Exploration of Osisko Gold, a "qualified person" within the meaning of NI 43-101. Verification includes core photo and three-dimensional review of logged drillhole data and assays consistent with the Company's standard procedures.

The exploration results disclosed in this news release are based on incomplete data and are preliminary in nature. There are no known drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data; however, readers are cautioned that additional drilling and sampling may result in materially different results than those presented herein.

Technical Reports

Scientific and technical information relating to the Cariboo Gold Project and the 2025 feasibility study on the Cariboo Gold Project is supported by the technical report, titled "NI 43-101 Technical Report, Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia, Canada" dated June 11, 2025 (with an effective date of April 25, 2025) (the "Cariboo Technical Report").

Scientific and technical information relating to the Tintic Project and the current mineral resource estimate for the Trixie deposit (the "2024 Trixie MRE") is supported by the technical report titled "NI 43-101 Technical Report, Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, United States of America" dated April 25, 2024 (with an effective date of March 14, 2024) (the "Tintic Technical Report" and, together with the Cariboo Technical Report, the "Technical Reports").

For readers to fully understand the information in the Technical Reports, reference should be made to the full text of the Technical Reports in their entirety, including all assumptions, parameters, qualifications, limitations and methods therein. The Technical Reports are intended to be read as a whole, and sections should not be read or relied upon out of context. The Technical Reports were prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and are available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Gold's issuer profile and on the Company's website at www.osiskogold.ca.

End Notes (excluding tables)

  The reconciliation analysis results for Zones 1 and 2 are preliminary and internal and do not constitute an updated mineral reserve or mineral resource estimate. The results relate only to the specified areas evaluated and should not be interpreted to be representative of, or applicable to, the mineral reserve or mineral resource estimate set out in the Cariboo Technical Report.

ABOUT OSISKO GOLD GROUP INC.

Osisko Gold Group Inc. is a continental North American gold development company focused on past producing mining camps with district-scale potential. The Company's objective is to become an intermediate gold producer through the development of its flagship, fully permitted, 100%-owned Cariboo Gold Project, located within the Company's broader Cariboo regional land package in central British Columbia, Canada, which hosts numerous prospective exploration targets and provides opportunities for future discoveries. Its Cariboo project pipeline is complemented by the Tintic Project, located in the historic East Tintic mining district in Utah, U.S.A., a brownfield property with significant exploration potential, extensive historical mining data, and access to established infrastructure. Osisko Gold is focused on developing long-life mining assets in mining-friendly jurisdictions while maintaining a disciplined approach to capital allocation, development risk management, and mineral inventory growth.

For further information, visit our website at www.osiskogold.ca or contact:

Sean Roosen Chairman and CEO	Philip Rabenok Vice President, Investor Relations
Email: sroosen@osiskogold.ca	Email: prabenok@osiskogold.ca
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTIONARY STATEMENTS

Cautionary Statement Regarding Financing Risks

The Company's development and exploration activities are subject to financing risks. As of the date hereof, the Company has exploration and development assets which may generate periodic revenues through test mining but has no mines in the commercial production stage that generate positive cash flows. The Company cautions that test mining at its operations could be suspended at any time. The Company's ability to explore for and discover potential economic projects, and then to bring them into production, is highly dependent upon its ability to raise equity and debt capital in the financial markets. Any projects that the Company develops will require significant capital expenditures. To obtain such funds, the Company may sell additional securities including, but not limited to, the Company's shares or some form of convertible security, the effect of which may result in a substantial dilution of the equity interests of the Company's shareholders. Alternatively, the Company may also sell a part of its interest in an asset in order to raise capital. There is no assurance that the Company will be able to raise the funds required to continue its exploration programs and finance the development of any potentially economic deposit that is identified on acceptable terms or at all. The failure to obtain the necessary financing(s) could have a material adverse effect on the Company's growth strategy, results of operations, financial condition and project scheduling.

Cautionary Statement Regarding Test Mining Not Supported by a Feasibility Study

Certain operations of the Company including prior test mining activities at the Tintic Project's Trixie test mine, have operated without the benefit of a feasibility study including mineral reserves, demonstrating economic and technical viability, and, as a result, there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that, historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that commercial production will commence, continue as anticipated or at all or that anticipated production costs will be achieved. The failure to commence or continue production could have a material adverse impact on the Company's ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs could have a material adverse impact on the Company's cash flow and potential profitability.

Cautionary Statement to U.S. Investors

As a foreign private issuer under U.S. securities laws that files reports under the Canada-U.S. multijurisdictional disclosure system, the Company is permitted to prepare and report information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in its technical reports, financial statements and MD&A, in accordance with Canadian reporting requirements, which are governed by NI 43-101. As such, such information concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in its technical reports, financial statements and MD&A, is not comparable to similar information made public by most companies subject to U.S. mineral property disclosure requirements of the U.S. Securities and Exchange Commission ("SEC").

Further to recent amendments, U.S. mineral property disclosure requirements (the "SEC Rules") are now governed by subpart 1300 of Regulation S-K under the U.S. Securities Act. Under the SEC Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, adopted by the CIM Council ("CIM Standards"), which is the required definition standard adopted by NI 43-101. While the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the "inferred mineral resources" exist. Under NI 43-101, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for preliminary economic assessments. While the above terms are "substantially similar" to CIM Standards, there are differences in the definitions under the SEC Rules and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the SEC Rules.

Risks related to the development of the Cariboo Gold Project

The development of a new mining operation, including the construction of processing facilities, tailings storage infrastructure, access roads, power supply and other supporting infrastructure, is a complex and costly undertaking. The Cariboo Gold Project remains in the development stage and there is no certainty that it will be brought into commercial production within anticipated timelines, at anticipated costs, or at all. The results of the Cariboo Technical Report are based on a number of assumptions, including, among others, geological interpretations, estimated mineral resources and mineral reserves, metallurgical recoveries, construction schedules, capital and operating costs, labour and equipment availability, transportation and energy costs, regulatory requirements, and projected commodity prices. These assumptions are inherently uncertain and may prove to be inaccurate.

Actual results, costs and development timelines may differ materially from those currently anticipated due to factors such as: unforeseen geological conditions; changes to mine plan optimization; equipment failures; shortages of skilled labour and contractors; increases in the cost of materials, equipment or energy; design modifications; delays related to permitting or receipt of government approvals; adverse weather or climate conditions; and community and/or Indigenous opposition. In addition, the development of mining projects often requires substantial capital expenditures, and delays or cost overruns may require the Company to seek additional financing, which may not be available on favorable terms or at all. If the Company is unable to complete construction and development of the Cariboo Gold Project on a timely and cost-effective basis, or if operating performance following commissioning is materially lower than expected, the project may fail to achieve anticipated economic results. Any such events could have a material adverse effect on the Company's business, financial condition and results of operations.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, as amended) (collectively, "forward-looking statements"). Such forward-looking statements, by their nature, require Osisko Gold to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Such forward-looking statements are not guarantees of performance and are identified with words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "potential", "propose", "project", "outlook", "foresee", "continue", "objective", "strategy", variants of these words or the negative or comparable terminology, as well as terms usually used in the future and the conditional. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including statements pertaining to: the availability and use of proceeds of the 2025 Financing Facility (including the ability and timing to satisfy conditions precedent to subsequent draws under the 2025 Financing Facility (if at all)) and proceeds from the Convertible Offering; continued advancement and de-risking of the Cariboo Gold Project (if at all); the ability to develop the Cariboo Gold Project; the exploration potential, prospectivity and potential for future discoveries (if any) of its properties; expectations regarding the Company's capital requirements to advance the Cariboo Gold Project to production; the ability of the Company to raise or arrange for the remaining funding required to complete the construction of the Cariboo Gold Project; the Company's strategy and objectives relating to the Cariboo Gold Project as well as its other projects; the impact of the 2025 Financing Facility, the Convertible Offering, and other financings on the Company and its financial position and allocation; the ability of the Company to service and repay principal related to the 2025 Financing Facility and the Convertible Offering whether from the operation of the Cariboo Gold Project or other sources of funds; the assumptions, qualifications and limitations relating to the Cariboo Gold Project being fully permitted and the advancement of pre-construction and early works activities; the anticipated timing for the Bonanza Ledge water treatment plant to become fully operational in Q3 2026; whether the Company’s water treatment plant and facilities will operate to expectations and meet permit conditions; the ability, progress and timing in respect of underground development at the Cariboo Gold Project, including development from the Cow Portal into the Lowhee Zone, along the main access ramp into the Cow Mountain Zone, and excavation of the Valley Portal; expectations regarding the improvement of underground development rates as headings advance beyond the Lowhee fault zone into more favourable ground conditions; the ability, progress and timing of surface infrastructure construction, including the waste rock storage facility, sediment control pond, mine site complex early works, main water treatment plant, and installation of the Willow River Bridge expected to commence in Q3 2026; the anticipated benefits and capacity of the expanded camp to meet peak construction and exploration manpower requirements; the progress and timing of detailed engineering, procurement activities, project readiness, and third-party reviews to de-risk the Project and support construction readiness planning; the ability, progress and timing in respect of exploration and infill drilling activities at the Cariboo Gold Project and on regional targets, including the surface deeps and near mine gap infill exploration program, the Proserpine regional greenfield target, the Yanks Peak target, and the QR Mine; whether additional mineral resources will be developed as a result of exploration drilling at depth within the Cariboo mine area, and/or on exploration targets beyond the mine area; the ability and expectations of current and planned infill and conversion drilling, including from the underground drill gallery expected to commence in Q3 2026, to support greater definition of existing measured and indicated mineral resources and upgrade inferred mineral resources to higher confidence resource categories and potentially convert such resources into mineral reserves, after considering applicable modifying factors (if at all); the continuation of surface exploration drilling activities and receipt of pending assay results; the utility and significance of the preliminary internal reconciliation analysis of the Lowhee Zone infill program; the continuation of small-scale heap leaching, direct shipping of mineralized material, and test mining activities at the Tintic Project in Q3 and Q4 2026 and into 2027; the ability of the Company to sustain ongoing small-scale processing and mining activities at the Tintic Project (if at all); the continuation of limited activities beyond care and maintenance at the Tintic Project; whether current and planned test mining at Tintic will generate positive cash flow after deducting all costs; the anticipated benefits (if any) of the Support and Benefits Agreement with the District of Wells; assumptions, qualifications and parameters underlying the Cariboo Technical Report (including, but not limited to, the mineral resources, mineral reserves, production profile, mine design and project economics); the ability of the Company to achieve the estimates outlined in the Cariboo Technical Report in the timing contemplated (if at all); the ability to achieve the capital and operating costs outlined in the Cariboo Technical Report (if at all); management’s perceptions of historical trends, current conditions and expected future developments; future mining activities; the ability and timing for the Cariboo Gold Project to reach commercial production (if at all); sustainability and environmental impacts of operations at the Company’s properties; future gold prices; the costs required to advance the Company’s properties; regulatory framework remaining defined and understood; and any other information herein that is not a historical fact may be "forward looking information".

Osisko Gold considers its assumptions to be reasonable based on information currently available but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Gold, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Gold and its business. Such risks and uncertainties include, but are not limited to: the absence of further work stoppages or suspensions at the Cariboo Gold Project; risks relating to third-party approvals, including the issuance of permits by governments, favourable regulatory conditions and approvals, capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated exploration and development at the Company's properties; the absence of unforeseen ground conditions or other geological challenges; the ability to continue current operations and exploration; regulatory framework and presence of laws and regulations that may impose restrictions on mining; errors in management's geological modelling; the timing and ability of the Company to obtain and maintain required approvals and permits; the results of exploration activities; the availability of necessary equipment, supplies and infrastructure; risks relating to exploration, development and mining activities; the global economic climate; fluctuations in metal and commodity prices; fluctuations in the currency markets; dilution; environmental risks; and community, non-governmental and governmental actions and the impact of stakeholder actions. Osisko Gold is confident a robust consultation process was followed in relation to its received BC Mines Act and Environmental Management Act permits for the Cariboo Gold Project and continues to actively consult and engage with Indigenous nations and stakeholders. While any party may seek to have the decision related to the BC Mines Act and/or Environmental Management Act permits reviewed by the courts, the Company does not expect that such a review would, were it to occur, impact its ability to proceed with the construction and operation of the Cariboo Gold Project in accordance with the approved BC Mines Act and Environmental Management Act permits. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2025 as well as those risks and factors disclosed in the Company's most recent financial statements and management's discussion and analysis and other public filings filed under Osisko Gold's issuer profile on SEDAR+ (www.sedarplus.ca) and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors facing the Company, its business and operations. Although the Company believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Readers are cautioned that the foregoing list of assumptions, risks and uncertainties is not exhaustive. The forward-looking statements contained herein are made as of the date of this news release and, except as required by applicable law, the Company undertakes no obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Photos accompanying this announcement are available at:
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